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July 17, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil

Craig Arakawa

John Hodgin

Anuja Majmudar

Daniel Morris

Re:	Phoenix Capital Group Holdings, LLC

Draft Registration Statement on Form S-1

Submitted on May 13, 2024

File No. 377-07226

To Whom It May Concern:

On behalf of our client, Phoenix Capital Group Holdings, LLC (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), we are submitting this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated June 10, 2024 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted by the Company on May 13, 2024. Concurrently with the furnishing of this letter, the Company has confidentially submitted an amendment (“Amendment No. 1”) to the above-referenced Draft Registration Statement on Form S-1 (collectively, the “Registration Statement”) through EDGAR, which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below set forth the comments of the Staff in the Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

July 17, 2024

Prospectus Summary

Our Company, page 1

1.	You disclose that from 2020 to 2023, you “experienced significant growth in operations.” Please provide additional quantitative or qualitative information to support this conclusion.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 1, 53, and 78 accordingly.

Business Strategy

Direct Drilling Operations, page 2

2.

You disclose here that you estimate that your direct drilling operations will require approximately $150,000,000 in additional capital throughout 2024 and that this need will be met by your capital contributions to PhoenixOp which funds include loans and offerings of debt securities. In addition to the potential net proceeds from this offering of Notes, update your disclosure to include as of the most recent practicable date, the amounts available under your current and potential sources of financing, including under the ANB Credit Agreement, the Adamantium Loan Agreement, and your offerings of debt securities pursuant to Regulation D.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 2 and 79 accordingly.

Company Structure, page 4

3.	We note your corporate structure chart. Please identify your other subsidiaries or tell us why you do not believe this disclosure is material to investors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 4 and 5 accordingly to identify one additional operating subsidiary of PhoenixOp and to note that, while the Company has certain other subsidiaries, those entities were formed for the Company’s potential future use and do not have any meaningful assets or operations and so are not presented.

Prospectus Summary

Summary of Reserve, Production, and Operating Data

Summary of Reserves, page 16

4.

Please revise your presentation to resolve an apparent inconsistency in the disclosure relating to your estimated total proved reserves. There appears to be a typographical error relating to the line item for PV10 compared to the presentation provided on page 84.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 16 accordingly.

July 17, 2024

5.

Please revise your disclosure to remove the reference to a standardized measure of discounted future net cash flows from probable reserves as the guidelines in FASB ASC 932-235-50-30 do not extent to nonproved reserves. This comment also applies to the disclosure on page 84.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 16 and 85 accordingly.

Risk Factors

The development of our estimated proved undeveloped reserves…, page 26

6.

Please expand your risk factor to additionally address the funding for your probable undeveloped reserves. As part of your expanded disclosure, please provide the total dollar amounts of future development capital required for the proved undeveloped reserves and separately for the probable undeveloped reserves disclosed as of December 31, 2023. Refer to Rule 4-10(a)(26) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 26 accordingly.

Estimated reserves do not represent a measure of fair value…, page 27

7.

Please expand your risk factor to additionally reference your estimated probable undeveloped reserves. This comment also applies to comparable disclosure under the risk factor on page 34 relating to identified potential drilling locations and to the risk factor on page 39 relating to the estimated reserves based on the Company’s software technology.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 27, 28, and 31 accordingly.

Use of Proceeds, page 52

8.

We note you disclose the expected use of net proceeds but state that you cannot “set out with certainty the specific allocations or all of the particular uses for the net proceeds.” Please disclose the order of priority for your intended use of proceeds. If the priority is reflected in the order in which the uses have been listed, please state as much. Refer to Instruction 1 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 50 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022, page 61

9.

You disclose you began operating as two segments, Phoenix Capital and Phoenix Operating, in 2023. Please revise your discussion of changes in your results of operations to address each reportable segment in accordance with Item 303(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 59 to 66 accordingly.

July 17, 2024

10.

When describing the changes in your results of operations, please specifically identify and quantify the key drivers contributing the material changes for revenues and expenses in each period. In this regard, we note you recognized an increase in revenue and depletion during the year ended December 31, 2023. Please address the changes in volumes and prices that resulted in these increases and provide further details on the timing and impacts of acquisitions during the period. Please also expand your discussion to quantify and address specific drivers related to the increase in advertising and marketing expense, and interest expense. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 59 to 66 accordingly.

Business

Drilling Results, page 79

11.

We note your disclosure of the drilling results for each of the last three fiscal years appears to represent the total cumulative number of gross and net productive wells drilled as of December 31, 2021, 2022 and 2023 rather than the number of wells drilled during the fiscal year. Please revise your disclosure as needed to comply with the requirements in Item 1205 of Regulation S-K or tell us why a revision is not needed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 82 accordingly.

12.

We also note disclosure under this section indicating PhoenixOp drilled a total of 10 net productive wells as of March 31, 2024. Please expand your discussion to provide the number of gross wells drilled. Also, disclose any additional wells in the process of being drilled or completed and any other related activities of material importance as of the end of the most recent fiscal year or a date as close as reasonably possible to your current filing. Refer to the disclosure requirements for Present Activities under Item 1206 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 1, 53, 78, and 81 accordingly.

Acreage of Mineral and Royalty Interests, page 80

13.

Please expand or modify your disclosure of developed and undeveloped mineral and royalty acreage to additionally provide this information for your working interest acreage, if any, as of December 31, 2023. This comment also applies to the disclosure under the section Acreage Expirations. Refer to the disclosure requirements in Items 1208(a) and (b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 82 accordingly.

Wells, page 80

14.

Please expand or modify your summary table to separately present the number of total gross and net oil wells separately from the number of total gross and net gas wells to comply with the disclosure requirements in Item 1208(a) of Regulation S-K. Also clarify that the wells presented represent “productive wells” as defined by Item 1208(c)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 82 accordingly.

July 17, 2024

Evaluation and Review of Estimated Proved Reserves, page 81

15.

We note disclosure on page 82 indicating you do not have the ability to accurately estimate when or if undeveloped reserves under your mineral and non-operated interest holdings will be extracted and only estimate the reserves that have a “clear line of sight” to being extracted as proved reserves with the remainder of the reserves being categorized as probable reserves. Please explain to us your rationale for assigning the probable undeveloped reserves disclosed as of December 31, 2023. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and question 131.04 in our Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules in preparing your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 84 to clarify how the Company classifies probable undeveloped reserves. Under Rule 4-10(a)(31)(ii) of Regulation S-X promulgated under the Securities Act (“Regulation S-X”), “[u]ndrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.” In the Commission’s response to question 131.04 in the Compliance and Disclosure Interpretations regarding Oil and Gas Rules, the Commission notes that adoption of a development plan “requires a final investment decision.”

The Company respectfully advises the Staff that it has adopted a conservative approach for classifying proved and probable undeveloped reserves, in each case in compliance with Rule 4-10(a)(31)(ii) of Regulation S-X. Proved and probable undeveloped properties represent properties that the Company has high confidence will be converted to producing properties within five years based on public and non-public data sources. Operated properties are classified as undeveloped where the Company has high confidence that such properties are on a development plan and/or will be converted to producing properties within the next five years based on the Company’s investments in such properties and the applicable drilling schedules implemented by the Company and its operating subsidiary, PhoenixOp. The Company ascribes the probable undeveloped category to operated properties whereby an investment decision has been made to lease the property, most typically with five years of the lease term, and has put the property on the PhoenixOp drilling schedule. The Company is less certain on the quantities of reserves to be recovered from the probable undeveloped properties, which precludes them from the proved undeveloped category, but believes there is at least a 50% probability of recovering the reserves. A substantial majority of the properties that the Company has classified as probable undeveloped reserves are related to future operated properties.

Similarly, non-operated properties are classified as undeveloped where the Company has high confidence that such properties are on a development plan and/or will be converted to producing properties based on, among other things, discussions with service providers, the location of nearby drilling rigs, permits obtained by operators that are generally valid for one to two years, and the terms of the respective leases, which typically expire within five years. For example, the Company may utilize public sources, such as applications and grants of governmental permits for drilling and extraction, and non-public sources, such as data on location and activities of drilling rigs of third-party operators.

July 17, 2024

For a substantial majority of the non-operated properties that the Company has classified as probable undeveloped reserves, there is a permit granted to commence extraction activities. As such permits are generally valid for a period of one to two years, depending on the regulations of the applicable state, and renewal of permits is not guaranteed, the Company believes that the presence of such permits is a strong indication that the third-party operator is investing in the property and has commenced action to develop such properties within the time period provided in the applicable permit. For such properties that do not have a granted permit, the permit applications have been made or the Company has other supporting information from permit holders, such as the operation of a drilling rig nearby or commencement of preparatory work for drilling. The Company believes that such information is a strong indication that such properties are subject to development plans and that such properties will be converted to producing properties within the next five years. Further, the Company only makes its final investment decision in acquiring mineral and non-operated working interest holdings when it is confident that such properties will be developed within five years.

With respect to the Company’s non-operated undeveloped reserves, the Company only classifies these reserves as proved when such reserves are either currently producing or where the Company has knowledge of a close date of extraction. For example, in classifying reserves as proved undeveloped reserves, the Company relies on, among other things, communications from operators, such as notices providing a specific timeframe for near-term production. The Company classifies remaining reserves as probable reserves. The Company believes that this conservative approach provides a helpful basis for investors to evaluate the potentially higher value reserves that are expected to produce in the near term, while providing insight into the overall portfolio of reserves with medium- and longer-term value. For example, in limiting the proved undeveloped reserves classification to those reserves that are currently (or in the near term will be) producing, the Company is able to present a more certain and real-time proved undeveloped reserve classification for analysis and review. The Company presents probable undeveloped reserves because, although these properties are on development plans and/or will be converted to producing properties within the next five years, the likelihood of near-term production and the timing thereof is less certain. The Company believes that assigning such reserves as probable undeveloped reserves provides for a more balanced and conservative disclosure of the Company’s reserve portfolio.

Oil and Natural Gas Reserves, page 84

16.	Please expand the disclosure relating to your proved undeveloped reserves to include the information required by Items 1203(b) and 1203(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 85 and 86 accordingly.

Oil and Natural Gas Production and Prices and Production Costs, page 86

17.

Please expand your disclosure to present net production by final product sold for each field, basin or operational area that contains 15% or more of your total proved reserves at fiscal yearend. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 87 accordingly.

July 17, 2024

Security Ownership of Certain Beneficial Owners and Management, page 108

18.	Please revise to clarify the percentage of economic interest in Lion of Judah Capital that is held by Adam Ferrari.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 109 accordingly.

Index to Financial Statements, page F-1

19.

We note the audited financial statements as of and for the year ended December 31, 2022 included in your draft registration statement and the Form 1-K filed April 30, 2024 do not agree to the audited financial statements for the same period included in the post qualification amendment on Form 1-A filed on March 18, 2024. Please provide the following:

•	Explain the reasons for the changes in your historical financial statements, including a detailed explanation of the change in each line item.

•

To the extent your financial statements have been restated due to a correction of an error, tell us how you considered the guidance in ASC 250-10-45-22 through 45-24 and ASC 250-10-50-7 through 50-10 when filing the Form 1-K on April 30, 2024 and your draft registration statement. To the extent necessary, please amend the Form 1-K to provide the relevant disclosure under this guidance and similarly revise the disclosures in the registration statement.

•	Consult with your auditors regarding reference to the restatement in their audit report and their consideration of AS 2820.16 and AI 23.66, providing a revised report as necessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s audited financial statements as of and for the year ended December 31, 2022 included in the Registration Statement and in the Company’s Form 1-K filed on April 30, 2024 (such financial statements, the “2022 PCAOB Financials”) were audited by the Company’s current auditors, Ramirez Jimenez International CPAs (the “Current Auditor”), in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”) applicable to financial statements to be included in a registration statement on Form S-1. The Current Auditor audited the 2022 PCAOB Financials in conjunction with its audit of the Company’s financial statements as of and for the year ended December 31, 2023 (the “2023 PCAOB Financials” and, together with the 2022 PCAOB Financials, the “PCAOB Financials”). The Current Auditor audited the PCAOB Financials under PCAOB standards so that the Company could include the PCAOB Financials in the Registration Statement.

On the other hand, the Company’s audited financial statements as of and for the year ended December 31, 2022 included in the Company’s post-qualification amendment on Form 1-A filed on March 18, 2024 (such financial statements, the “2022 GAAS Financials”) were audited by the Company’s former auditors, Cherry Bekaert LLP (the “Former Auditor”), in accordance with generally accepted auditing standards in the United States (“GAAS”), as permitted for financial statements to be included in an offering circular for a Tier 2 offering pursuant to Regulation A under the Securities Act (“Regulation A”). Although Form 1-K permits an issuer to include in such form financial statements audited in accordance with GAAS, the Company was permitted, and elected, under Regulation A to file the PCAOB Financials with its Form 1-K rather than have the Company’s financial statements as of and for the year ended December 31, 2023 audited separately under GAAS.

July 17, 2024

The Current Auditor’s audit of the 2022 PCAOB Financials was a new, separate audit from the audit of the 2022 GAAS Financials by the Former Auditor. As a result of the different auditing standards applied to the 2022 PCAOB Financials and the 2022 GAAS Financials, there were different scopes of work performed by the Current Auditor and the Former Auditor, different materiality levels utilized, different disclosure requirements for the financial statements themselves (including the addition and/or removal of financial statement line items), and, therefore, there were resulting differences in certain account balances. There were also immaterial differences and reclassification entries that were reflected in the 2022 PCAOB Financials, as well as certain line item adjustments to conform presentation with the 2023 PCAOB Financials.

The Company respectfully submits that each audit report was properly issued under the guidance applicable to such financial statements, and the 2022 PCAOB Financials do not reflect a restatement or revision of the 2022 GAAS Financials. As a result, the Company does not believe that an amendment to the 2022 PCAOB Financials or the 2022 GAAS Financials, or any Commission filing in which they are included, is necessary to make a correction or present a restatement. In making this assessment, the Company consulted with the Current Auditor, who is in agreement that no restatement or revision of the 2022 GAAS Financials or any reference to a restatement in the Current Auditor’s audit report with respect to the PCAOB Financials is required. Furthermore, as described below, the Company submits that there were no material differences as between the 2022 GAAS Financials and the 2022 PCAOB Financials that would result in the 2022 GAAS Financials becoming misleading or misstating or omitting any material fact.

The table below sets forth certain details regarding the changes in each line item of the 2022 GAAS Financials as compared to the 2022 PCAOB Financials:

Item	2022 GAAS Financials	2022 PCAOB Financials	Reason[1]
Balance Sheet
Cash and cash equivalents	$ 4,965,000	$ 4,607,000	The 2022 GAAS Financials classified cash held in our derivatives brokerage account as cash and cash equivalents on the consolidated balance sheet, whereas the 2022 PCAOB Financials include these amounts in other current assets.
Earnest payments	—	$794,000

The 2022 PCAOB Financials present earnest payments as a separate line item on the consolidated balance sheets (given their material balance at December 31, 2022), whereas earnest payments are classified as a component of other receivables and assets in the 2022 GAAS Financials.

Earnest payments are generally refundable and reclassified to oil and gas properties upon successful completion of title review and closing of the transaction, typically within 12 months of the date of payment.

[1]	Unless otherwise stated, adjustments reflect de minimis discrepancies discovered in the process of auditing under PCAOB standards as opposed to GAAS standards.

July 17, 2024

Other current assets	—	$376,000

Please see the discussion above regarding the change to cash and cash equivalents.

The remaining $18,000 difference relates to put options that were previously classified as a component of other receivables and assets.

Oil and gas properties	$165,252,000	$165,390,000	The 2022 PCAOB Financials reflect an adjustment to record asset additions related to the Company’s asset retirement obligations. Please see the discussion of asset retirement obligations below.
Accumulated depletion and impairment	$22,839,000	$20,635,000	The 2022 PCAOB Financials reflect an adjustment to correct depletion that was recorded in the 2022 GAAS Financials in 2022, and should instead have been recorded in 2023. The 2023 PCAOB Financials reflect this depletion. Please see the discussion of depreciation, depletion, amortization, and accretion below.
Right-of-use assets	$2,152,000	$1,798,000	The 2022 PCAOB Financials reflect adjustments to the right-of-use assets and accumulated depreciation accounts under FASB ASC 842. The 2022 GAAS Financials reflect the Company’s adoption of ASC 842 as a non-public company effective for fiscal year 2022, whereas the PCAOB Financials reflect adoption effective as of fiscal year 2019.
Other noncurrent assets	$1,470,000	$677,000	Please see the discussion above regarding earnest payments.
Accounts payable	$18,583,105	$19,438,000	The 2022 PCAOB Financials reflect the recording of certain additional accounts payable invoices in 2022, the proper accounting period, as opposed to 2023.
Short-term debt	—	$6,818,000	The 2022 PCAOB Financials present merchant cash advances that have an original term of one year or less as short-term debt, whereas the 2022 GAAS Financials include such amounts in current portion of long-term debt.

July 17, 2024

Current portion of long-term debt	$29,857,000	$46,039,000

Please see the discussion above regarding short-term debt.

In addition, the 2022 PCAOB Financials include a $23,000,000 line of credit in current portion of long-term debt, whereas the 2022 GAAS Financials include a separate line item for the line of credit.

Escrow account	—	$701,000	The 2022 PCAOB Financials include a separate line item for an escrow account balance, whereas the 2022 GAAS Financials do not include a separate line item and instead classify the escrow balance as long-term debt, net of current portion.
Current operating lease liabilities	$413,000	$305,000	Please see the discussion above regarding right-of-use assets.
Accrued and other liabilities	—	$2,236,000

The 2022 PCAOB Financials group together remaining current liabilities, whereas the 2022 GAAS Financials break out accrued expense accounts and other current liabilities.

The 2022 PCAOB Financials also include vendor agreements, accrued credit card expenses, and accrued bonuses as accrued and other liabilities.

Additionally, the 2022 PCAOB Financials record the accrued interest of certain current portions of long-term debt accounts.

Long-term debt, net of current portion	$64,501,000	$63,817,000

Please see the discussion above regarding escrow account.

The remaining $18,000 difference relates to the classification of bond discount accretion. Bond discount accretion was previously classified as a component of accrued interest and accretion in the 2022 GAAS Financials, whereas it is classified in the same line item as the debt liability in the 2022 PCAOB Financials.

Accrued interest	$306,000	$291,000	The 2022 PCAOB Financials bifurcate accrued interest into its current and noncurrent components, and classify bond discount accretion in the same line item as the debt liability.

July 17, 2024

Operating lease liabilities	$1,853,000	$1,597,000	Please see the discussion above regarding right-of-use assets.
Asset retirement obligations	$62,000	$212,000	The 2022 PCAOB Financials reflect an increase in estimated retirement costs and the calculation of asset retirement obligations on additional assets as compared to the 2022 GAAS Financials.
Members’ Equity	$2,301,000	$4,337,000	Differences in members’ equity primarily relate to changes on the income statement as described below.
Income Statement
Mineral and royalty revenues	$57,563,000	$54,554,000

The 2022 PCAOB Financials reflect royalty owner deducts of $3,009,000 as contra-revenue, whereas such amounts are presented as operating expenses in the 2022 GAAS Financials.

This reclassification is a result of the Company’s conclusion that it is acting as the agent under its contracts with its E&P operator(s), and therefore must recognize revenue on a net basis in accordance with ASC 606.

Cost of sales	—	$9,573,000	The 2022 PCAOB Financials reflect the aggregation and reclassification of lease operating expenses and severance taxes into cost of sales.
Depreciation, depletion, amortization, and accretion	$14,337,000 (depletion on oil and gas properties plus other depreciation, depletion, accretion, and amortization)	$12,144,000

The 2022 PCAOB Financials correct depletion expense, which previously excluded NGL reserves. The addition of the NGL reserves decreased the depletion rate from 12.4% to 10.4% and decreased the Company’s depletion expense by $2.2 million.

Please see the discussion above regarding accumulated depletion and impairment.

Selling, general, and administrative	$6,382,000	$5,563,000

The 2022 PCAOB Financials include guaranteed payments in payroll and payroll-related expense, whereas the 2022 GAAS Financials include such payments in selling, general, and administrative expense.

In addition, the 2022 PCAOB Financials include certain expenses as selling, general, and administrative expenses that were presented as contractors and professional fees in the 2022 GAAS Financials.

Payroll and payroll-related expenses	$3,412,331	$7,377,000	Please see the discussion above regarding selling, general, and administrative expenses
Interest expense	$10,990,000	$10,970,000	The 2022 PCAOB Financials reflect immaterial adjustments.

July 17, 2024

Cash Flow Statement

Changes to the cash flow statement result from the aforementioned changes to the balance sheet and the different disclosure and presentation requirements under PCAOB standards as compared to GAAS. Each of the items added, omitted, or reclassified was done so pursuant to the requirements of PCAOB standards.

The following line items were added to the 2022 PCAOB Financials that were not present in the 2022 GAAS Financials:

•  Amortization of right-of-use assets

•  Amortization of debt discount

•  Unrealized loss (gain) on financial derivatives

•  Changes in operating assets and liabilities:

•  Earnest payments

•  Escrow account

•  Proceeds from issuance of debt, net of discount

•  Repayments of debt

The following line items were present in the 2022 GAAS Financials but were omitted or presented differently in the 2022 PCAOB Financials:

•  Asset retirement obligation

•  Increase in vendor agreements

•  Gain on sale of assets

•  Increase in accretion

•  Proceeds from sale of assets

•  Borrowing and repayment of bank line of credit

•  Borrowing and repayment of notes payable

•  All line items under “Supplemental Disclosure of Noncash Information”

July 17, 2024

Phoenix Capital Group Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements, page F-8

20.

Please expand your disclosure to include the information, as applicable, in FASB ASC 932-235-50-3 through 50-36 for the fiscal years ended December 30, 2023 and 2022, to comply with Item 302(b) of Regulation S-K, applicable via Part 1 Item 11(h) of Form S-1. For additional guidance, refer to Item 303(b)(1)(a) of Regulation S-K and the examples of the presentation formats that may be used to disclose the required information shown in FASB ASC 932-235-55-1.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages F-26 to F-29 accordingly.

Note 15 – Segments, page F-23

21.

You disclose on page F-9 that the Company’s performance is based on the operating profit of each segment. Please tell us how you define segment operating profit and disclose this measure for each segment and the nature of any differences between the measurements of the reportable segments’ profits or losses and your consolidated income before taxes. In addition, please provide comparative segment disclosures for the year ended December 31, 2022. Please refer to FASB ASC paragraphs 280-10-50-22, 50-29(b) and 50-30(b).

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page F-23 accordingly.

Exhibits

22.	Please file the Adamantium Loan Agreement dated as of September 14, 2023, as amended, as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has filed the Adamantium Loan Agreement and the amendment to the Adamantium Loan Agreement as Exhibits No. 10.11 and 10.12 to the Registration Statement, respectively.

General

23.

We note that various material terms of the notes, including the maturities, will not be determined until a prospectus supplement is filed. Please provide your analysis as to why the proposed offering may be conducted under Rule 415.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to offer Notes to investors pursuant to the Registration Statement with scheduled maturities of three, five, seven, and/or eleven years from the date of initial issuance of such Notes. The Company also intends to offer Notes of each maturity with interest payable either in cash or by adding such interest to the then-outstanding principal amount of such Notes. The interest rate on Notes of a given maturity and interest payment method will be set a rate at or between the “Rate Floor” and “Rate Ceiling” described on pages 8 and 114, and such floor and ceiling will be disclosed in the Registration Statement and the related prospectus prior to commencement of the offering. The Company intends to provide for only a narrow range of potential rates between each “Rate Floor” and “Rate Ceiling.” Furthermore, prior to the commencement of the offering, the Company will disclose in the Registration Statement and the related prospectus the interest rates at which it is initially offering Notes of each maturity and interest payment method, as contemplated on pages 8 and 114.

July 17, 2024

From time to time thereafter, the Company will disclose available maturities, interest payment methods, and interest rates in a pricing supplement filed with the Commission pursuant to Rule 424 promulgated under the Securities Act (“Rule 424”), with any such maturity, interest payment method, or interest rate being selected from the enumerated options contained in the Registration Statement and the related prospectus at the commencement of the offering – i.e., the Company will only offer Notes with the maturities and interest payment methods provided for in, and at interest rates within the narrow ranges set forth in, the Registration Statement and the related prospectus at the commencement of the offering.

Therefore, the Company respectfully submits that the material terms of the Notes will be disclosed in the Registration Statement and the related prospectus at commencement of the offering and will not be determined at a later date. Rather, any pricing supplement will disclose currently available maturities, interest payment methods, and interest rates, each from among the enumerated options contained in the Registration Statement and the related prospectus at commencement of the offering.

The Company may also from time to time file a prospectus supplement with the Commission pursuant to Rule 424 to, among other things, disclose changes to the terms of the offering of the Notes, or it may file a post-effective amendment to the Registration Statement to the extent any such change constitutes a “fundamental change” in the offering. The Company will endeavor that any such prospectus supplement or post-effective amendment comply with applicable securities laws, including, for the avoidance of doubt, Section 10 of the Securities Act, Rule 415 promulgated under the Securities Act (“Rule 415”), Rule 424, and Rule 430A promulgated under the Securities Act.

Furthermore, pursuant to Rule 415, securities may be registered for an offering to be made on a continuous basis so long as, among other things, the related registration statement pertains only to certain types of offerings, including “[s]ecurities […] the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness.” Such securities, the offering of which is registered on Form S-1, “may only be registered in an amount which, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years from the initial effective date of the registration.”

The Company respectfully submits that it intends to commence the offering of the Notes immediately following effectiveness of the Registration Statement, the offering will be made on a continuous basis in excess of 30 days from the date of initial effectiveness of the Registration Statement, and the principal amount of Notes to be offered will be in an amount that the Company reasonably expects to offer and sell within two years from the initial effectiveness of the Registration Statement. The Company therefore respectfully advises the Staff that it believes the proposed offering may be conducted under Rule 415.

* * * *

July 17, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051, or to my colleague, Christopher Clark, by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Sincerely,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Adam Ferrari, Chief Executive Officer and Manager, Phoenix Capital Group Holdings, LLC

Lindsey Wilson, Chief Operating Officer and Manager, Phoenix Capital Group Holdings, LLC

Curtis Allen, Chief Financial Officer, Phoenix Capital Group Holdings, LLC

Christopher J. Clark, Latham & Watkins LLP